Exhibit 12

										Three months ended
	Year Ended December 31,									March 31,
	2001		2002		2003		2004		2005	2005	2006
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$21,763		$213,454		$209,460		$215,801		$206,960	$37,976	$28,132
Add: Total fixed charges	116,157		108,451		98,117		94,177		95,159	23,209	24,779
Less: Interest capitalized	489		573		500		163		167	7	160

Adjusted earnings	$137,431		$321,332		$307,077		$309,815		$301,952	$61,178	$52,751

Fixed Charges:
Interest	$113,145		$105,359		$94,110		$90,327		$91,171	$22,300	$23,822
Portion of rental expense representative of the interest factor (1)	3,012		3,092		4,007		3,850		3,988	909	957

Total fixed charges	$116,157		$108,451		$98,117		$94,177		$95,159	$23,209	$24,779

Ratio of Earnings to Fixed Charges	1.18	x	2.96	x	3.13	x	3.29	x	3.17	2.64	2.13

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.